As Filed with the Securities and Exchange Commission on April 22, 1994
                                                    Registration No. 33-______
=============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form S-3
                            REGISTRATION STATEMENT
                                    under
                          THE SECURITIES ACT OF 1933
                              ------------------
                              E'TOWN CORPORATION
            (Exact name of registrant as specified in its charter)
               New Jersey                              22-2596330
      (State or other jurisdiction                  (I.R.S. Employer
    of incorporation or organization)              Identification No.)

                               600 SOUTH AVENUE
                       WESTFIELD, NEW JERSEY 07091-0788
                                 908-654-1234
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -----------------
                              ANDREW M. CHAPMAN
                    Chief Financial Officer and Treasurer
                              E'town Corporation
                               600 South Avenue
                       Westfield, New Jersey 07091-0788
                                 908-654-1234
   (Name, address, including zip code, and telephone number, including area code, of agent for service)
                          --------------------------
                                  Copies to:
          DAVID P. FALCK, ESQ.                     BART J. COLLI, ESQ.
   Winthrop, Stimson, Putnam & Roberts             McCarter & English
         One Battery Park Plaza                    Four Gateway Center
      New York, New York 10004-1490                100 Mulberry Street
                                              Newark, New Jersey 07102-4096

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.
                          --------------------------
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                       _______________________________
                       CALCULATION OF REGISTRATION FEE

                                        Proposed      Proposed
    Title of each                       maximum       maximum
 class of securities    Amount to be    offering     aggregate     Amount of
  to be registered       registered      price        offering   registration
                            <F1>        per unit     price <F2>       fee
                                          <F2>

Common Stock, without
  par value <F3>  . .      690,000      $28.875     $19,923,750    $6,870.25

[FN]

<F1> Includes 90,000 shares issuable upon the exercise of the Underwriters'
     option to purchase shares solely to cover over-allotments, if any.
<F2> Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933 based on the average of the reported high and low sales of the Common Stock reported on the New York Stock Exchange on April 19, 1994.
<F3> This Registration Statement also pertains to Rights to purchase 1/100th of one share of Common Stock of the Registrant (the "Rights"). Until the occurrence of certain prescribed events the Rights are not exercisable, are evidenced by the certificates for E'town Corporation Common Stock and will be transferred only with such securities.
                       -------------------------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
=============================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.


                 SUBJECT TO COMPLETION, DATED APRIL 22, 1994

                                  600,000 Shares

                              E'TOWN CORPORATION

                                 Common Stock
                             (Without Par Value)
                               _______________

     The common stock of the Company (the "Common Stock") is traded on the New York Stock Exchange ("NYSE") under the symbol "ETW". On April 21, 1994, the last sale price for the Company's Common Stock was $29.00 per share.
                              __________________

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMIS-SION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                          Underwriting
                          Price to        Discounts and        Proceeds to
                           Public       Commissions <F1>      Company <F2>
Per Share . . . . . .
Total <F3>  . . . . .

[FN]
<F1> The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".

<F2> Before deducting expenses payable by the Company estimated to be
     $132,000.



<F3> The Company has granted to the Underwriters a 30-day option to purchase up to 90,000 additional shares of Common Stock to cover over-allotments, if any. See "Underwriting". If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and
     Proceeds to Company will be $        , $         and $        ,
     respectively.
                            _____________________

     The shares of Common Stock are offered by the Underwriters named below, subject to receipt and acceptance by them and their right to reject any order in whole or in part. It is expected that delivery of the shares will be made at the offices of Kidder, Peabody & Co. Incorporated, New York, New York on
or about       , 1994.
                            _____________________

Kidder, Peabody & Co.                                A.G. Edwards & Sons, Inc.
    Incorporated

                 The date of this Prospectus is       , 1994.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                                ______________

                            AVAILABLE INFORMATION

     E'town Corporation ("E'town" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60604; and in the Public Reference Room, 14th Floor, Seven World Trade Center, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, material filed by the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 with respect to the offering made hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Copies of the Registration Statement and the exhibits thereto may be inspected without charge at offices of the Commission, and copies of all or any portion thereof may be obtained from the Commission upon payment of the prescribed fees.
                                ______________

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated by reference into this Prospectus and made a part hereof as of their respective dates:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1993 (excluding the Board of Directors' Compensation Committee Report on Executive Compensation and the Performance


          Graph contained on pages 8-10 of the definitive Proxy Statement of the Company dated March 30, 1994 incorporated in such Form 10-K by reference).

     2. The description of the Company's common stock purchase rights contained in the Company's Registration Statement on Form 8-A, dated February 4, 1991.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. The documents described above are hereinafter referred to as "Incorporated Documents." Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The information relating to the Company contained in this Prospectus summarizes, is based upon, or refers to, information and financial statements contained in one or more of the Incorporated Documents; accordingly, such information contained herein is qualified in its entirety by reference to such Incorporated Documents and should be read in conjunction therewith.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any of the documents referred to above which have been incorporated in this Prospectus by reference other than exhibits to such document (unless such exhibits are specifically incorporated by reference into such document). Requests for such copies should be directed to: Andrew M. Chapman, Chief Financial Officer and Treasurer, E'town Corporation, 600 South Avenue, Westfield, New Jersey 07091-0788; Telephone:
(908) 654-1234.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and financial statements (including notes) which appear elsewhere in this Prospectus and in the documents incorporated herein by reference. Unless the context otherwise requires, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.
                                 The Company

     E'town is the parent company of Elizabethtown Water Company ("Elizabethtown"), a regulated public utility providing water service in central New Jersey and E'town Properties, Inc. ("Properties"), a non-regulated subsidiary which, together with E'town, owns undeveloped land in New Jersey. Elizabethtown serves a retail franchise area with a population of about 560,000 and also provides, on a wholesale basis, a portion of the water requirements of eight municipal systems and three investor-owned water companies. At December 31, 1992, Elizabethtown, together with its subsidiary, The Mount Holly Water Company ("Mount Holly"), was the sixth largest investor-owned water utility in the United States, based on gallons of water pumped annually. Real estate parcels owned by Properties and E'town, totalling about 740 acres, are either held for sale or are in the process of being zoned and permitted with a view to future sale.

     Elizabethtown expects to invest about $200 million in its core utility business during the 1994-1996 period. This amount includes $100 million for construction of the Canal Road Water Treatment Plant (the "Plant"). The Plant, which is scheduled to be completed in 1996, is necessary to replace groundwater supplies withdrawn from service and to meet customer demands which are expected to continue to grow. In August 1993, the New Jersey Board of Regulatory Commissioners (the "BRC") approved an agreement among the principal participants in Elizabethtown's rate cases (the "1993 Plant Stipulation"), affirming that the Plant is necessary and that Elizabethtown's estimates, at that time, of its cost and construction period, were reasonable. The 1993 Plant Stipulation also allows Elizabethtown, under certain circumstances, to levy a rate surcharge during the Plant's construction period. Elizabethtown expects to execute shortly a revolving credit agreement with six banks to provide $60 million in short-term financing which, together with internal funds, proceeds of future issuances of debt and preferred stock, and capital contributions from E'town, is expected to be sufficient to finance Elizabethtown's capital needs, including the Plant. Due primarily to Elizabethtown's ongoing capital program, including the Plant, Elizabethtown intends to file for rate relief later in 1994 and regularly thereafter. See "Recent Development" and "Construction Program and Regulatory Issues".

                                 The Offering

 Issuer  . . . . . . . . . . . . .  E'town Corporation
 Securities Offered  . . . . . . .  600,000 shares of Common Stock, without par value<F1>
 Shares to be Outstanding after
 the Offering  (as of April 21,
     1994) . . . . . . . . . . . .  6,300,712 shares <F1>
 NYSE Symbol . . . . . . . . . . .  ETW
 Latest 12-Month Closing Price
 Range (through April 21, 1994) . $28.75 per share to $35.75 per share Indicated Annual Dividend per share of Common Stock <F2>  . . .  $2.04.  See "Common Stock Price Range
                                    and Dividends".
 Use of Proceeds . . . . . . . . .  To make an equity contribution of approximately $16 million to
                                    Elizabethtown (which will fund future
                                    construction) and to fund working
                                    capital for the Company.  See "Use of
                                    Proceeds".

- -----------------------
[FN]
<F1> Includes associated common stock purchase rights as described under
     "Description of Common Stock".
<F2> Management expects to recommend to the Board of Directors at its meeting on May 19, 1994 the declaration of a cash dividend of $.51 per share payable on June 30, 1994 to holders of record on June 16, 1994. Purchasers of shares offered hereby who are holders of record on such date will be entitled to receive this dividend, if declared.

                  Summary Consolidated Financial Information
                (Dollars in thousands, except per share data)
                                                             12 Months Ended
                                    Year Ended December 31,     March 31,
                                    ------------------------ -----------------
                                     1991    1992  1993<F1>   1993   1994<F1>
                                     ----    ----  --------   ----   --------
Income Statement Data:
Operating Revenues  . . . . . . .  $86,086 $89,167  $99,996  $90,500 $102,518


Operating Expenses  . . . . . . .   64,138  67,115   67,970   74,661   77,027
Net Income  . . . . . . . . . . .   10,231  10,344    9,485   13,830   14,287
Earnings per Share of Common
  Stock:
    Primary . . . . . . . . . . .     2.32    2.21     2.59     2.15     2.58
    Fully Diluted . . . . . . . .     2.28    2.18     2.54     2.13     2.54
Dividends per Share of Common
  Stock . . . . . . . . . . . . .    $2.00   $2.00    $2.01    $2.00    $2.02
Average Primary Number of Shares
of Common Stock Outstanding (000)    4,080   4,628    5,338    4,800    5,532
Other Data: Other Data:
Common Equity as a Percentage of
  Total Capitalization  . . . . .     31.8%   37.2%    43.5%   37.3%    43.8%
Book Value per Share of Common
  Stock . . . . . . . . . . . . .   $20.21  $21.14   $21.14   $22.76   $22.77
Number of Metered Customers . . .  182,019 185,028  188,677  185,484  189,304

                                              March 31, 1994
                                  --------------------------------------
                                       Actual           As Adjusted <F2>
                                 Outstanding  Ratio  Outstanding  Ratio
Capitalization:                  ----------- ------- -----------  -----

Long-term Debt-net  . . . . . .   $154,385   52.1%    $154,385    49.4%
Cumulative Preferred Stock-
Redeemable  . . . . . . . . . .     12,000    4.1%      12,000     3.8%
Common Shareholders' Equity . .    129,795   43.8%     146,323    46.8%
                                   -------   ----      -------    ----
      Total Capitalization  . .   $296,180  100.0%    $312,708   100.0%
                                  ========  ======    ========   =====
_____________________________
[FN]
<F1> Net income for 1993 and the 12 months ended March 31, 1994 exceeded net income for the prior year and 12-month period because of higher levels of outdoor water use due to abnormally hot and dry summer weather, the gain from a sale of land and the combined effect of rate increases effective March, 1992 and 1993. The percentage increases in earnings per share for these periods were less than the percentage increases in net income because of the additional shares issued in 1993. Management estimates that above normal water usage contributed approximately $1.8 million to net income or $.34 to earnings per share. The land sale generated a gain of $1.1 million or $.21 per share. Accordingly, management does not regard these results of operations to be indicative of 1994 financial performance.

<F2> As adjusted to reflect the sale of the Common Stock offered hereby for estimated net proceeds of $16,528,000, as described under "Use of Proceeds".

                                     MAP


         [See narrative description of Map contained in Appendix A.]

                                 THE COMPANY

     The Company, a New Jersey corporation, is a holding company whose principal subsidiary, Elizabethtown, is a regulated water utility, one of whose corporate predecessors was first incorporated in 1854. The Company was formed in 1985 to become the holding company for Elizabethtown pursuant to a reorganization approved by Elizabethtown's stockholders and the BRC. Mount Holly is a wholly-owned subsidiary of Elizabethtown. E'town and its non-regulated subsidiary, Properties, currently own approximately 740 acres of land in New Jersey which are either held for sale or are in the process of being zoned and permitted with a view to future sale. The Company has no plans to acquire additional real estate.

     Elizabethtown and Mount Holly are engaged in the treatment and distribution of water for domestic, commercial, industrial and fire protection purposes and for resale to municipal systems and other investor-owned water companies. Throughout their central New Jersey service area, Elizabethtown and Mount Holly serve a population of approximately 560,000 at retail and provide, on a wholesale basis, a portion of the water requirements of eight municipal entities and three investor-owned water utilities. All of the Company's consolidated revenues are currently contributed by the Company's water utility business. At December 31, 1992, Elizabethtown, together with Mount Holly, was the sixth largest investor-owned water utility in the United States, based on gallons of water pumped annually.

     Elizabethtown and Mount Holly are subject to regulation by the BRC with respect to rates and service, the issuance and sale of securities, classification of accounts, mergers, and other matters. Elizabethtown and Mount Holly periodically seek rate relief to cover the cost of increased operating expenses, increases in financing expenses due to additional investments in utility plant, and other costs of doing business.

     Because Elizabethtown expects its rate base to grow more quickly than pumpage over the next several years, Elizabethtown anticipates filing for a rate increase in 1994, and regularly thereafter, so that it may have the opportunity to realize satisfactory returns on equity. Adequate equity returns will be necessary for E'town and Elizabethtown to continue to attract external capital to finance improvements necessary to maintain safe and adequate service. Future earnings of Elizabethtown and, in turn, the Company will be primarily affected by weather and customer usage, the magnitude and timing of capital expenditures, the rate of growth of revenues and expenses, and the adequacy and timeliness of regulatory relief.

     The Company's executive offices are located at 600 South Avenue, Westfield, New Jersey 07091-0788. Its telephone number is (908) 654-1234.


                              RECENT DEVELOPMENT

     Elizabethtown expects to execute shortly a revolving credit agreement with an agent bank and five additional participating banks to replace its existing uncommitted lines of credit. The agreement provides up to $60 million in revolving short-term financing which, together with internal funds, proceeds of future issuances of debt and preferred stock, and capital contributions from E'town, is expected to be sufficient to finance Elizabethtown's capital needs, including the Plant. The agreement will allow Elizabethtown to borrow, repay and reborrow up to $60 million for the first three years, after which time Elizabethtown may convert any outstanding balances to a five-year fully amortizing term loan. The agreement will further provide that, among other covenants, Elizabethtown must maintain a ratio of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to 1.



                               USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby, estimated to be $16,528,000, will be used to fund an equity contribution of approximately $16,000,000 to Elizabethtown. Elizabethtown will invest this equity contribution on a temporary basis until needed for future construction expenditures. The balance of the proceeds from the sale of the Common Stock offered hereby will be used to fund working capital requirements of the Company.


                  CONSTRUCTION PROGRAM AND REGULATORY ISSUES

     Capital expenditures, primarily for water utility plant, were $32.7 million for 1993 and $94.2 million for the three-year period ended December 31, 1993. Capital expenditures for the three-year period ending December 31, 1996 are estimated to be $196.9 million (excluding an Allowance for Funds Used During Construction ("AFUDC")), of which $196.5 million is for water utility plant and $.4 million is for real estate-related expenditures.

     Elizabethtown's construction program includes additional mains and storage facilities necessary to serve customers who were added during the last several years. In addition, Elizabethtown anticipates upgrading its existing surface water treatment plant by rehabilitating certain components and adding facilities designed to maximize its capacity. These projects are designed to ensure the plant's compliance with proposed water quality and other environmental regulations.

     Elizabethtown's estimated capital expenditures through 1996 include $100 million, excluding AFUDC, for construction of the Plant. The Plant, which is scheduled to be completed in 1996 and which will have a rated production capacity of 40 million gallons per day, is necessary to meet existing and anticipated customer demands and to replace groundwater supplies withdrawn from service as a result of more restrictive water quality regulations and groundwater contamination.

     In August 1993, the BRC approved the 1993 Plant Stipulation signed by the principal participants in Elizabethtown's rate cases. The 1993 Plant Stipulation states that the Plant is necessary and that the Company's estimate regarding the Plant's cost, at that time of $87 million, and construction period are reasonable. The 1993 Plant Stipulation authorizes Elizabethtown to levy a rate surcharge during the Plant's construction period if its pre-tax interest coverage ratio for any 12-month historical period drops below 2.0 times. The surcharge would equal 20% of Elizabethtown's gross interest expense for the prior 12 months, adjusted for revenue taxes. The surcharge would go into effect at the same time as Elizabethtown's next base rate increase after the coverage ratio falls below 2.0 times, but in no event prior to January 1, 1995. Also, the surcharge would remain in effect for 12 months and could be extended by the BRC for up to six additional months. The 1993 Plant Stipulation also provides that the rate of return on common stockholder's equity used to calculate the rate for the equity component of the AFUDC for the Plant will be 1.5% less than the rate of return on common stockholder's equity established in Elizabethtown's most recent base rate case. The authorized rate of return on common stockholder's equity is currently 11.5%.

     Elizabethtown has solicited bids from general contractors for the construction of the Plant. The estimated cost of the Plant, as of March 23, 1994, is approximately $100 million, excluding AFUDC. Elizabethtown has notified all parties to the 1993 Plant Stipulation that the estimated cost of the Plant has increased. Elizabethtown expects to execute a contract and commence construction in the spring of 1994.

     Rate increases of approximately 35% in excess of current rates will be required by Elizabethtown during the period 1994-1996, a major portion of which will be needed to recover the expected costs of the Plant. In light of the approval by the BRC of the 1993 Plant Stipulation, Elizabethtown expects the BRC to grant timely and adequate rate relief for the Plant, but cannot predict the ultimate outcome of any rate proceeding.


                        FUTURE FINANCING REQUIREMENTS

     For the three-year period ending December 31, 1996, Elizabethtown, including Mount Holly, estimates that 15% of its capital expenditures will be financed with internally generated funds (after payment of common stock dividends). The balance is expected to be financed with a combination of proceeds from capital contributions from E'town (funded by the sale of its Common Stock), future issuances of long-term debentures, tax-exempt New Jersey Economic Development Authority ("NJEDA") bonds and preferred stock and, on an interim basis, short-term borrowings under the revolving credit agreement discussed above under "Recent Development". The NJEDA has granted preliminary approval for the financing of almost all of Elizabethtown's major projects over the next three years, including the Plant. Elizabethtown expects to pursue tax-exempt financing to the extent that final allocations are granted by the NJEDA.

                    COMMON STOCK PRICE RANGE AND DIVIDENDS

     Since March 1992, the Company's Common Stock has been listed on the NYSE under the symbol "ETW". Prior to that time, the Company's Common Stock was traded on the National Association of Securities Dealers Inc. Automated Quotation System ("NASDAQ"). The following table sets forth the high and low closing prices per share of the Company's Common Stock for the periods indicated, as reported by the NYSE and NASDAQ, as applicable for such periods. The table also shows dividends paid per share on the Company's Common Stock for the periods indicated.


                                            Closing Prices
                                           -----------------
                                                                Dividends
                                            High       Low         Paid
                                           -------   -------   ------------

          1992:First Quarter  . . . . .   $29.25    $27.75      $.50
               Second Quarter . . . . .    27.63     25.63       .50
               Third Quarter  . . . . .    29.13     26.13       .50
               Fourth Quarter . . . . .    29.00     26.88       .50

          1993:First Quarter  . . . . .    30.88     27.63       .50
               Second Quarter . . . . .    31.13     29.50       .50
               Third Quarter  . . . . .    35.75     29.88       .50
               Fourth Quarter . . . . .    34.75     30.25       .51

          1994:First Quarter  . . . . .    32.00     29.75       .51
               Second Quarter (through
                 April 21, 1994)  . .      29.75     28.75         *


___________________________
 * Management expects to recommend to the Board of Directors at its meeting on May 19, 1994 the declaration of a cash dividend of $.51 per share payable on June 30, 1994 to holders of record on June 16, 1994. Purchasers of shares offered hereby who are holders of record on such date will be entitled to receive this dividend, if declared.

          On April 21, 1994, the last sale price for the Company's Common Stock, as reported by the NYSE, was $29.00 per share. On December 31, 1993, there were 5,240 holders of record of the Company's Common Stock. Of the approximately 5.6 million shares outstanding as of that date, about 3.9 million shares were registered in the name of only one holder, Cede & Co., which is a nominee of The Depository Trust Company, a securities depositary for various banks and brokerage firms.

          The Company and its predecessors have paid cash dividends since 1880. The indicated annual dividend rate is currently $2.04 per share. The amount of future dividends will depend upon the Company's earnings, financial condition, capital requirements and other factors, including the timeliness and adequacy of rate relief granted to Elizabethtown.

          The Company has a Dividend Reinvestment and Stock Purchase Plan (the "DRP Plan") under which participating shareholders may have cash dividends on all or a portion of their shares of Common Stock automatically reinvested in additional shares of Common Stock at 95% of market value as outlined in the DRP Plan, and may invest up to an additional $2,000 per month on the same basis. No commission or service charge is paid by participants in connection with their purchases under the DRP Plan. In 1993, the Company received $6,009,298 in proceeds from sales of Common Stock under the DRP Plan. The Company reserves the right to amend or modify the DRP Plan at any time.


                         DESCRIPTION OF COMMON STOCK

          Certain provisions of the Company's Certificate of Incorporation and By-Laws and Elizabethtown's Restated Certificate of Incorporation and Elizabethtown's indentures are summarized or referred to below. The summaries are merely an outline, do not purport to be complete, do not relate to or give effect to the provisions of statutory or common law, and are qualified in their entirety by express reference to such Certificates of Incorporation, By-Laws and indentures.

          The Company is authorized by its Certificate of Incorporation to issue 15,000,000 shares of Common Stock, without par value, of which 5,700,712 shares were issued and outstanding as of March 31, 1994. As of March 31, 1994, the Company has agreed to keep reserved for issuance 310,850 shares of Common Stock to satisfy the privileges of the Company's subordinated debentures which are convertible into Common Stock at a conversion price of $40.00 per share, subject to adjustment.

          The holders of Common Stock of the Company are entitled to receive dividends as and when declared by the Board of Directors of the Company out of funds legally available for dividends. Payment of common stock dividends by Elizabethtown (which currently constitutes the predominant source of cash from earnings available to the Company) is restricted by certain provisions of the seven indentures under which debentures of Elizabethtown are outstanding. At March 31, 1994, $12,813,952 of Elizabethtown's retained earnings were restricted under the most restrictive of these indenture provisions. Therefore, $30,037,428 of E'town's consolidated retained earnings were unrestricted. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The holders of record of Common Stock are entitled to one vote for each share of such stock held by them. The holders of Common Stock have no cumulative voting, preemptive or conversion rights and are not subject to further calls or assessments by the Company. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock currently outstanding is, and the Common Stock offered pursuant to this Prospectus will be, fully paid and non-assessable.

          At the Annual Meeting of Shareholders on May 6, 1991, holders of the Company's Common Stock adopted an amendment to the Company's Certificate of Incorporation which provided for, among other things, a classified Board of Directors. Such amendment may only be amended or repealed by the affirmative vote of the holders of at least 80% of the Company's Common Stock. Also in May 1991, the Board of Directors approved revisions to the Company's By-Laws which provided for, among other things, certain notice requirements for business to be properly brought by shareholders before an annual or special meeting of shareholders, certain procedures for the nomination of directors by shareholders, the fixing of record dates with respect to action to be taken by shareholder vote or by written consent, and the calling of special meetings of shareholders pursuant to a vote of the Board of Directors, action by the Chairman or a request of shareholders holding at least 40% of the capital stock of the Company.

          The outstanding Common Stock of the Company is traded on the NYSE. The Bank of New York is the Registrar and Transfer Agent for the Common Stock of the Company.

          On January 24, 1991, pursuant to a shareholders' rights plan adopted by the Company, the Board of Directors of the Company declared a dividend of one share purchase right (a "Right") for each outstanding share of Common Stock (the "Shares") of the Company. The dividend was paid on February 4, 1991 (the "Record Date") to the shareholders of record on that date. Generally, each share of Common Stock issued after the Record Date, including the shares of Common Stock offered hereby, carries one Right. Each Right entitles the registered holder to purchase from the Company 1/100th of one Share at a price of $.80 per 1/100th of one Share, subject to adjustment. Until the occurrence of certain specified events, including the acquisition by certain third parties of a large amount of Common Stock or attempts to acquire the Company, the Rights are not exercisable, have no dilutive effect, are evidenced by the certificates for the shares of the Company's Common Stock and will be transferred only with such securities. A more complete description of the Rights is set forth in the Company's Registration Statement on Form 8-A, as amended, and the exhibits thereto, which description has been incorporated by reference herein. See "Incorporation of Certain Information by Reference."

                                 UNDERWRITING

          Subject to the terms and conditions of the Underwriting Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part, the Company has agreed to sell to Kidder, Peabody & Co. Incorporated and A.G. Edwards & Sons, Inc. (the "Underwriters"), and the Underwriters have severally agreed to purchase from the Company, 300,000 shares and 300,000 shares of the Common Stock offered hereby, respectively.

          The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to take and pay for all the shares of Common Stock offered hereby if any are taken.


          The Company has been advised by the Underwriters that they propose to offer the shares of Common Stock offered hereby to the public at the offering price set forth on the cover page of this Prospectus and may offer such shares to certain dealers at such price less a concession not in excess of $______ per share, and that the Underwriters and such dealers may reallow a discount not in excess of $______ per share to other dealers. The public offering price and the concession and discount to dealers may be changed by the Underwriters after the initial date of the public offering.

          The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 90,000 additional shares of Common Stock. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the shares of Common Stock offered hereby.

          The Company has agreed that it will not, without the prior written consent of the Underwriters, file with the Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to any issuance of its Common Stock or any security convertible into or exchangeable for or any rights to purchase or acquire Common Stock for a period of 180 days after the date of this Prospectus, except for shares to be issued pursuant to the Company's DRP Plan or its existing employee benefit plans.

          The Company has agreed to indemnify the Underwriters and their controlling persons against certain civil liabilities, including certain civil liabilities under the Securities Act.

                                LEGAL MATTERS

          Certain legal matters concerning the offering will be passed upon for the Company by Walter M. Braswell, Esq., Secretary of the Company, and Winthrop, Stimson, Putnam & Roberts, New York, New York, Special Counsel for the Company. Certain legal matters will be passed upon for the Underwriters by McCarter & English, Newark, New Jersey. As of April 18, 1994, Mr. Braswell owned approximately 6,352 shares (including stock options) of the Company's Common Stock.


                                   EXPERTS

          The financial statements and the related financial statement schedules incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Deloitte & Touche, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

      =============================

     No dealer, salesperson or any
     other person has been authorized
     to give information or to make
     any representations, other than
     those contained in this               =================================
     Prospectus, in connection with
     the offer contained in this
     Prospectus, and if given or made,
     such information or
     representations must not be
     relied upon as having been                  600,000 Shares
     authorized by the Company or by
     any of the Underwriters.  This                  E'TOWN
     Prospectus does not constitute an													CORPORATION
     offer to sell, or a solicitation
     of an offer to buy, securities
     other than the securities offered
					hereby or an offer to sell, or a               Common Stock
					solicitation of an offer to buy,            (Without Par Value)
     any of the securities offered
     hereby in any jurisdiction to any
     person to whom it is unlawful to
     make such offer in such jurisdic-
     tion.  Neither the delivery of
     this Prospectus nor any sale made          -----------------------
     hereunder shall, under any
     circumstances, create an
     implication that there has been             P R O S P E C T U S
     no change in the affairs of the
     Company since the date hereof.
                                                ----------------------

           --------------------


                                              Kidder, Peabody & Co.
	                                                  Incorporated
              TABLE OF CONTENTS

                                            A.G. Edwards & Sons, Inc.
                                  Page
																																		----
                                                  May    , 1994

                                        =================================
     Available Information . . .    2
     Incorporation of Certain
       Information by Reference     2
     Prospectus Summary  . . . .    3
     Map . . . . . . . . . . . .    5
     The Company . . . . . . . .    6
     Recent Development  . . . .    6
     Use of Proceeds . . . . . .    7
     Construction Program
       and Regulatory Issues . .    7
     Future Financing Requirements  8
     Common Stock Price Range
       and Dividends . . . . . .    9
     Description of Common Stock   10
     Underwriting  . . . . . . .   11
     Legal Matters . . . . . . .   12
					Experts . . . . . . . . . .   12      _________________________________

               PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS



 Item 14.  Other Expenses of Issuance and Distribution.
 *

          Securities and Exchange Commission filing fee          $   6,870
          NASD filing fee  . . . . . . . . . . . . . .               2,492
          New York Stock Exchange listing fee  . . . .               2,000
          Costs of printing and engraving  . . . . . .              25,000
          Legal fees and expenses  . . . . . . . . . .              45,000
          Blue sky fees and expenses   . . . . . . . .               7,000
          Accounting fees and expenses   . . . . . . .              40,000
          Miscellaneous expenses   . . . . . . . . . .               3,638
                                                                 ---------

               Total   . . . . . . . . . . . . . . . .            $132,000

          _____________________________
          * All expenses except for the Securities and Exchange Commission and NASD filing fees are estimated.



Item 15.  Indemnification of Directors and Officers.

               Article 3, Section 6 of the Company's By-Laws provides that the Company shall indemnify each director or officer of the Company and any person who, at the request of the Company, has served as a director, officer or trustee of another corporation in which the Company has a financial interest against reasonable costs, expenses and counsel fees paid or incurred (including any judgments, fines or reasonable settlements exclusive of any amount paid to the Company in settlement) in connection with the defense of any action, suit or proceeding in which such person is named as a party by reason of having been such director, officer or trustee or by reason of any action taken or not taken in such capacity unless such director, officer or trustee is finally adjudged to have been derelict in the performance of his duties as director, officer or trustee. If any such action, suit or proceeding is settled or otherwise terminated as against such director, officer or trustee without a final determination on the merits and the Board of Directors of the Company shall determine that such director, officer or trustee has not in any substantial way been derelict in the performance of his duties as charged in such action, suit or proceeding, the Company shall indemnify such director, officer or trustee as aforesaid.

               Such rights of indemnification are not exclusive of any rights to which a director or officer of the Company may have pursuant to statute or otherwise.

               Section 14A:3-5 of the New Jersey Business Corporation Act (the "Act") gives a corporation the power, without a specific authorization in its certificate of incorporation or by-laws, to indemnify a corporate agent against expenses and liabilities incurred in connection with certain proceedings involving the corporate agent by reason of his being or having been such a corporate agent, provided that with regard to a proceeding other than one by or in the right of the corporation, the corporate agent must have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal proceeding, such corporate agent had no reasonable cause to believe his conduct was unlawful. In any such proceeding, termination of a proceeding by judgment, order, settlement, conviction or upon plea of nolo contendere or its equivalent does not of itself create a presumption that any such corporate agent failed to meet the above applicable standards of conduct. The indemnification provided by the Act does not exclude any rights to which a corporate agent may be entitled under a certificate of incorporation, by-law, agreement, vote of shareholders or otherwise. No indemnification, other than that required when a corporate agent is successful on the merits or otherwise in any of the above proceedings shall be allowed if such indemnification would be inconsistent with a provision of the certificate of incorporation, a by-law or a resolution of the board of directors or of the shareholders, an agreement or other proper corporate action in effect at the time of the accrual of the alleged cause of action which prohibits, limits or otherwise conditions the exercise of indemnification powers by the corporation or the rights of indemnification to which a corporate agent may be entitled.

               The Company also has insurance policies which, among other things, provide officers and directors liability coverage, individually and in the aggregate up to a limit of $20 million for each loss within a 12-month period.



Item 16.  Exhibits.

Exhibit No.    Description
- -----------    -----------

1              -    Form of Underwriting Agreement.

4(a)           -    Company's Certificate of Incorporation, as amended (filed
                    as Exhibit 4(a) in Registration Statement No. 33-42509).*

4(b)           -    By-Laws of the Company, as amended (filed as Exhibit 3(b)
                    in the Company's Form 10-K for the year ended December
                    31, 1992).*

4(c)           -    Rights Agreement dated as of February 4, 1991 between the
                    Company and the Rights Agent named therein (filed as Exhibit 4(n) in Registration Statement No. 33-38566).*

4(d)           -    Form of Common Stock Certificate.

4(e)           -    Elizabethtown's Restated Certificate of Incorporation
                    (filed as Exhibit 3(a) in the Company's
                    Form 10-K for the year ended December 31, 1993).*

5              -    Opinion of Walter M. Braswell, Esq., as to the securities
                    being registered.

23(a)          -    Consent of Walter M. Braswell, Esq. (contained in Exhibit
                    5).

23(b)          -    Consent of Deloitte & Touche, Independent Auditors.

24             -    Power of Attorney.

_________________
*  Incorporated by reference.

Item 17.  Undertakings.

               The undersigned registrant hereby undertakes:

                    (1) For purposes of determining any liability under the Securities Act of 1933 ("Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act)


that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    (2) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                    (3) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

                    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Westfield and State of New Jersey, on the 21st day of April, 1994.

                                             E'TOWN CORPORATION


                                             By /s/ WALTER M. BRASWELL
                                                ----------------------------
                                                   Walter M. Braswell
                                                   Secretary




                    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


           Signature                      Title                    Date
           ---------                      -----                    ----


/s/ ROBERT W. KEAN, JR. *       Chairman, Chief Executive     April 21, 1994
- ------------------------------  Officer and Director
    Robert W. Kean, Jr.         (Principal Executive
                                Officer)

/s/ HENRY S. PATTERSON, II*     President and Director       April 21, 1994
- ------------------------------
    Henry S. Patterson, II


/s/ ANNE EVANS GIBBONS*         Vice President and            April 21, 1994
- ------------------------------  Director
    Anne Evans Gibbons

/s/ WALTER M. BRASWELL          Secretary                     April 21, 1994
- ------------------------------
    Walter M. Braswell

/s/ ANDREW M. CHAPMAN           Chief Financial Officer       April 21, 1994
- ------------------------------  and Treasurer (Principal
    Andrew M. Chapman           Financial Officer)

/s/ FRANK CRITELLI*
- ------------------------------  Controller and Assistant      April 21, 1994
    Frank Critelli              Secretary (Principal
                                Accounting Officer)

/s/ BRENDAN T. BYRNE*           Director                      April 21, 1994
- ------------------------------
    Brendan T. Byrne

/s/ THOMAS J. CAWLEY*           Director                      April 21, 1994
- ------------------------------
    Thomas J. Cawley

/s/ JOHN KEAN*                  Director                      April 21, 1994
- ------------------------------
    John Kean


/s/ ROBERT W. KEAN, III*        Director                      April 21, 1994
- ------------------------------
    Robert W. Kean, III


/s/ ARTHUR P. MORGAN*           Director                      April 21, 1994
- ------------------------------
    Arthur P. Morgan

/s/ BARRY T. PARKER*            Director                      April 21, 1994
- ------------------------------
    Barry T. Parker



/s/ HUGO M. PFALTZ, JR.*        Director                      April 21, 1994
- ------------------------------
    Hugo  M. Pfaltz, Jr.

                                Director                      April 21, 1994
/s/ CHESTER A. RING, 3RD*
- ------------------------------
    Chester A. Ring, 3rd


*By /s/ WALTER M. BRASWELL
- ------------------------------
        Walter M. Braswell
        Attorney-in-fact

                                  APPENDIX A



1. Narrative description of Map appearing on page 5 of the paper format version of the Prospectus, included herein pursuant to
               Item 304 of Regulation S-T:


                    The relevant graphic material, in the form of a map, generally shows the state of New Jersey and, by use of symbols and different shading, the service areas of Elizabethtown Water Company ("Elizabethtown") and Mount Holly Water Company ("Mount Holly") and the location of land owned by E'town Corporation ("E'town") or E'town Properties Inc. ("Properties") within central New Jersey. Specifically, the map indicates the following:

               A. By using "criss-cross" shading, the franchised area of Elizabethtown (north of Trenton, New Jersey) is shown;

               B. By using horizontal shading, the franchised area of Mount Holly (south of Trenton, New Jersey) is shown;

               C. By using dark shading, the area of other systems served by Elizabethtown (north of Trenton, New Jersey) is shown;

               D. By using dark circular symbols, the location of land owned by E'town or Properties in central New Jersey is indicated;

               E. By using dark square symbols, the respective locations of Elizabethtown's Raritan-Millstone Treatment Plant and the proposed Canal Road Treatment Plant are indicated; and

               F. By using star symbols, the cities of Philadelphia, Trenton and New York are indicated.

                                Exhibit Index

Exhibit No.    Description
- -----------    -----------

1              -    Form of Underwriting Agreement.

4(a)           -    Company's Certificate of Incorporation, as amended (filed
                    as Exhibit 4(a) in Registration Statement No. 33-42509).*

4(b)           -    By-Laws of the Company, as amended (filed as Exhibit 3(b)
                    in the Company's Form 10-K for the year ended December
                    31, 1992).*

4(c)           -    Rights Agreement dated as of February 4, 1991 between the
                    Company and the Rights Agent named therein (filed as Exhibit 4(n) in Registration Statement No. 33-38566).*

4(d)           -    Form of Common Stock Certificate.

4(e)           -    Elizabethtown's Restated Certificate of Incorporation
                    (filed as Exhibit 3(a) in the Company's Form 10-K for the year ended December 31, 1993).*

5              -    Opinion of Walter M. Braswell, Esq., as to the securities
                    being registered.

23(a)          -    Consent of Walter M. Braswell, Esq. (contained in Exhibit
                    5).

23(b)          -    Consent of Deloitte & Touche, Independent Auditors.

24             -    Power of Attorney.

_________________
*  Incorporated by reference.